UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-38221

Ecovyst 401(k) Savings Plan (Amended and Restated Effective January 1, 2024)
(Full title of plan)

Ecovyst Inc. 600 Lee Road, Suite 200 Wayne, Pennsylvania, 19087
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

ECOVYST 401(K) SAVINGS PLAN

Form 11-K
For the fiscal years ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Participants and Benefit Plans Committee of
the Ecovyst 401(k) Savings Plan
Wayne, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Ecovyst 401(k) Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedules, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Urish Popeck & Co., LLC
We have served as the Plan’s auditor since 2005.
State College, Pennsylvania
June 22, 2026

FINANCIAL STATEMENTS

ECOVYST 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets
Investments, at fair value	$279,545,074	$250,951,897
Receivables:
Employer contributions	5,224,806	4,751,431
Participant notes receivable	3,413,165	2,855,791
Total receivables	8,637,971	7,607,222
Net assets available for benefits	$288,183,045	$258,559,119

The accompanying notes are an integral part of these financial statements.

ECOVYST 401(K) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2025	2024
Additions
Investment income:
Dividends	$15,309,184	$11,577,486
Net appreciation in fair value of investments	28,676,189	18,294,650
Total investment income	43,985,373	29,872,136
Contributions:
Employer	6,931,350	6,482,340
Participants	8,403,272	7,561,554
Rollovers	3,094,144	1,890,605
Total contributions	18,428,766	15,934,499
Interest income on participant notes receivable	257,939	219,903
Total additions	62,672,078	46,026,538

Deductions
Benefits paid to participants	33,582,174	25,432,398
Administrative expenses	134,196	116,660
Total deductions	33,716,370	25,549,058

Net increase in net assets available for benefits	28,955,708	20,477,480
Transfers in	668,218	—
Net assets available for benefits, beginning of year	258,559,119	238,081,639
Net assets available for benefits, end of year	$288,183,045	$258,559,119

The accompanying notes are an integral part of these financial statements.

ECOVYST 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

1. Description of Plan:
The following description of the Ecovyst 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all U.S. employees of Ecovyst Catalyst Technologies, LLC (the “Company”) and its participating affiliates. The Plan provides for a cash-deferred option and is qualified under Section 401(k) of the Internal Revenue Code (“IRC”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is interpreted, administered and operated by an administrative committee (the “Benefit Plans Committee”) comprised entirely of executives of the Company.
The plan document provides for a Company investment program as a component of the Plan, which allows for the establishment of a parent company stock account through which participants may elect to invest in common shares of Ecovyst Inc., the parent of the Company (the “Parent Company”). A participant’s investment in the Ecovyst Stock Fund (the “Parent Company’s common stock”) is limited to 15% of the participant’s total account value.
Plan Amendments, Changes, and Transfers
Advanced Materials & Catalysts divestiture
On September 10, 2025, the Parent Company entered into a definitive agreement to sell its Advanced Materials & Catalysts business to Technip Energies N.V. The Parent Company completed the sale of its Advanced Materials & Catalysts business effective on December 31, 2025. The Plan was amended to fully vest all participants who ceased active participation in the Plan as a result of the Advanced Materials & Catalysts divestiture.
Transfers in
On May 6, 2025, the Parent Company completed its acquisition of the sulfuric acid production assets of Cornerstone Chemical Company LLC (“Cornerstone”). During the year ended December 31, 2025, net assets of $668,218, which includes participant account balances of $654,214 and participant loan balances of $14,004, were transferred into the Plan. These amounts are included in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025 as “Transfers in.” The Company waived eligibility service requirements for Cornerstone employees hired as part of the asset acquisition.
Contributions
The Plan provides for employee discretionary salary reduction (pre-tax and Roth after-tax) contributions. Non-highly compensated participating employees may elect to contribute up to 50% of their basic earnings or Roth after-tax earnings to the Plan and highly compensated employees may elect to contribute up to 20% of their basic earnings or Roth after-tax earnings. The Company will make matching contributions of 50% of the first 6% of an employee’s elective deferrals of their basic or Roth after-tax earnings. Due to limitations imposed by the IRC, the aggregate amount of compensation deferral pre-tax contributions or Roth after-tax contributions with respect to any participant could not exceed $23,500 and $23,000 for the years ended December 31, 2025 and 2024, respectively. In addition, participants who attained age 50 by the end of the respective plan year were eligible to make additional catch up contributions of $7,500 for the years ended December 31, 2025 and 2024. As of January 1, 2025, the SECURE Act 2.0 of 2025 increased the additional catch up contribution threshold to $11,250 for individuals attaining ages 60-63 during the calendar year. Employees may also elect to make additional after-tax contributions (“voluntary contributions”), the maximum aggregate amount of which may not exceed 10% of the employee’s basic earnings for the calendar year. Participants may also roll-over amounts representing distributions from other qualified defined contribution plans.
The Company makes annual contributions (“Annual Contributions”) ranging from 4% to 8% of eligible compensation for the plan year depending on certain factors such as age and years of service. Amounts totaling $5,058,089 and $4,602,923 were contributed as Annual Contributions for the years ended December 31, 2025 and 2024, respectively, which are included (along with Company matching contributions) in employer contributions in the Statements of Changes in Net Assets Available for Benefits.
Investment Options
Contributions to the Plan are invested, at the direction of the participants in accordance with ERISA Sec. 404(c), in a series of mutual funds or the Parent Company’s common stock. The Plan currently offers mutual funds or shares of the Parent Company’s common stock as investment options for participants through the Plan’s trustee, Vanguard Fiduciary Trust Company (“VFTC”). Participants determine the amount to be invested and may make changes in their investment elections at any time.

ECOVYST 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings (gains and losses). Participant accounts are charged directly for the expenses associated with the administration of their participant notes, as applicable (see Note 6). Administrative or recordkeeping fees are offset by applicable credits, if any, built into fund expense ratios. Any increase or decrease in the value of the funds and all income is credited to (or losses deducted from) the participants’ accounts in direct proportion to the respective amount in each account. The benefit to which participants are entitled is the benefit that can be provided from the participants’ vested account.
Vesting and Eligibility
All participants are fully vested in their basic, voluntary and rollover contributions plus earnings thereon. Participants vest in their matching contribution account at the rate of 33-1/3% per year and become fully vested after three years of service with the Company. Employees are eligible for Plan participation on any entry date (first day of the first pay period of any calendar month) upon completion of one or more hours of service. Participants are not vested in their Annual Contributions until the completion of three years of service, at which time they become 100% vested. Notwithstanding the above, all participants become 100% vested in all accounts upon normal retirement, death while an active employee (including while serving during qualified military leave) or total disability.
Forfeited Accounts
Non-vested Company contributions are forfeited under Plan rules and serve to offset the Company’s future contributions. The Company used $288,854 and $309,850 in forfeitures to offset contributions during the years ended December 31, 2025 and 2024, respectively. The amount of unused forfeitures in the Plan totaled $285,356 and $186,046 at December 31, 2025 and 2024, respectively.
Payment of Benefits and Withdrawals
Upon termination of service due to death, disability, retirement or other reasons, any participant may elect to immediately receive a lump sum distribution or installment payments, or combination of both, equal to the vested interest of his or her account. If a participant is not fully vested in the Company matching contribution portion of his or her account on the date of termination of employment, the non-vested portion is forfeited. Upon attainment of age 59 1/2, participants may withdraw, not more than once per plan year, amounts from their rollover and basic contribution accounts. In addition, participants who have made voluntary after-tax or Roth contributions may make withdrawals from these accounts at any time, but are limited to two withdrawals during any plan year (subject to Internal Revenue Service penalties). The Plan allows participants to make hardship withdrawals of basic contributions subject to income taxation and Internal Revenue Service penalties from some or all of their vested account balances. Also, during the year ended December 31, 2020, the maximum age for required minimum distributions was increased to age 72 (from age 70 1/2). The SECURE Act 2.0 of 2022 increased the age to 73, beginning in 2023.
Participant Notes Receivable
Eligible participants may also borrow from their accounts. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of a participant’s vested account balance. The notes are secured by the balance in the participant’s account. Principal and interest is paid ratably through monthly payroll deductions over five years or less (15 years if the note is for the purchase of a primary residence) with interest at rates that range from 4.25% to 9.50% as of December 31, 2025 and 2024, which are commensurate with prevailing rates at the time the loans are initiated. Participants must pay a note origination fee as well as an annual note maintenance fee for each note. Participant notes are valued at their outstanding balances, which approximates fair value.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, affected participants will become 100% vested in their accounts.

ECOVYST 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies:
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting generally accepted in the United States of America.
Investment Valuation and Income Recognition
The investments of the Plan are stated at fair value. An asset’s fair value is defined as the price at which the asset could be exchanged in a current transaction between market participants. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a market participant, not the amount that would be paid to settle the liability with the creditor. See Note 3 to these financial statements regarding the application of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.
Payment of Benefits
Benefits are recorded when paid.
Participant Notes Receivable
Participant loans are classified as participant notes receivable on the Statements of Net Assets Available for Benefits and represent participant loans that are recorded at their unpaid principal balance plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2025 and 2024. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded based upon the terms of the plan document.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and these differences could be material.
Risks and Uncertainties
The Plan invests in various mutual fund investments and the Parent Company’s common stock. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
3. Fair Value Measurements:
Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). The classification of an asset or a liability is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy under ASC 820 are described below:
Level 1— Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date. Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.
Level 2— Inputs include quoted prices of similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads and yield curves.

ECOVYST 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Level 3— Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.
Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for the Plan’s investment assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2025 and 2024.
Mutual funds represent investments with various investment managers. The fair value of these investments is determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. All of the Plan’s mutual fund investments are traded on national securities exchanges and are valued at their respective net asset values as of December 31, 2025 and 2024.
The Plan has an investment in the common stock of the Parent Company, which is listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “ECVT”. The investment in Parent Company common stock is valued based on the number of shares held by the Plan at year-end multiplied by the closing price of the Parent Company’s common stock on the NYSE as of December 31, 2025 and 2024.
The following tables set forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2025 and 2024. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan had no financial liabilities as of December 31, 2025 and 2024.

	Investment Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$279,221,771	$—	$—	$279,221,771
Parent Company common stock	323,303	—	—	323,303
Total investments at fair value	$279,545,074	$—	$—	$279,545,074

	Investment Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$250,708,035	$—	$—	$250,708,035
Parent Company common stock	243,862	—	—	243,862
Total investments at fair value	$250,951,897	$—	$—	$250,951,897

The Plan’s investment in the Vanguard PRIMECAP Fund Admiral Shares totaled $32,067,409 and $29,237,039 as of December 31, 2025 and 2024, respectively, and Vanguard Institutional Index Fund Institutional Shares totaled $33,031,544 and $28,973,386 as of December 31, 2025 and 2024, respectively. Each investment represents a concentration equal to or greater than 10% of the Plan’s net assets available for benefits.
4. Tax Status:
The Internal Revenue Service has determined and informed the Company by a determination letter dated September 22, 2017 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Company and the Benefit Plans Committee believe the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.
Generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authority. The tax positions taken include the Plan status as a qualified plan. The Benefit Plans Committee believes that the Plan is operating in a manner that does not jeopardize its tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Benefit Plans Committee believes the Plan is no longer subject to income tax examinations for years prior to 2022.

ECOVYST 401(K) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

5. Terminated Participants:
When participants terminate employment with the Company or a participating affiliate, they may choose to leave their investments in the Plan, as long as their vested balance is greater than $5,000. Terminated participants’ accounts totaled $178,158,504 and $105,133,902 as of December 31, 2025 and 2024, respectively.
6. Administrative Expenses:
Overall administrative expenses can be settled and reduced using any revenue credits built into fund expense ratios (see Note 7). Although not obligated to do so, the Company has historically paid any net recordkeeping expenses of the Plan. Amounts reported as administrative expenses in the Statements of Changes in Net Assets Available for Benefits represent fees paid by participants for requested services. Participants’ accounts are charged directly for these fees.
7. Related Party Transactions:
Certain Plan investments are shares of mutual funds managed by VFTC. VFTC is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Plan holds shares of common stock in the Parent Company, representing qualifying employer securities as defined by ERISA. The Plan held qualifying employer securities valued at $323,303 and $243,862 at December 31, 2025 and 2024, respectively.
Notes to participants also qualify as party-in-interest transactions. Participant notes receivable were $3,413,165 and $2,855,791 as of December 31, 2025 and 2024, respectively. Fees paid to VFTC by Plan participants for note administration are reflected within administrative expenses in the Statements of Changes in Net Assets Available for Benefits. Including investment advisory fees paid by Plan participants, administrative expenses totaled $134,196 and $116,660 for the years ended December 31, 2025 and 2024, respectively.
Several of the mutual funds managed by VFTC and included under the Plan offer revenue credits as part of what is built into their expense ratio. These revenue credits are used to offset and reduce the administrative and recordkeeping fees of the Plan.
8. Subsequent Events:
The Company has evaluated subsequent events since the date of the financial statements and determined that there are no items to disclose.

SUPPLEMENTAL SCHEDULES

ECOVYST 401(K) SAVINGS PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

EIN 86-2551862, Plan Number 003

Total that Constitute Nonexempt Prohibited Transactions					Total Fully Corrected Under VFCP and PTE 2002-51
Year	Participant Contributions and Notes Receivable Repayments Transferred Late to Plan	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
2025	$368,328	$—	$368,328	$—	$—

* Required earnings for the untimely remittances were remitted to the Plan during the 2026 plan year.

See the accompanying Report of Independent Registered Public Accounting Firm.

ECOVYST 401(K) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN 86-2551862, Plan Number 003

			December 31, 2025
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	The Vanguard Group	Vanguard Institutional Index Fund Inst'l Shares	a	$33,031,544
*	The Vanguard Group	Vanguard PRIMECAP Fund Admiral Shares	a	32,067,409
*	The Vanguard Group	Vanguard Target Retirement 2030 Fund	a	16,827,078
*	The Vanguard Group	Vanguard Total Bond Market Index Fund: Inst'l Shr	a	15,922,855
*	The Vanguard Group	Vanguard Target Retirement 2035 Fund	a	15,716,107
*	The Vanguard Group	Vanguard Target Retirement 2025 Fund	a	15,462,144
*	The Vanguard Group	Vanguard Total Stock Market Index Fund: Inst'l Shr	a	13,828,623
*	The Vanguard Group	Vanguard Target Retirement 2045 Fund	a	12,361,330
*	The Vanguard Group	Vanguard Target Retirement 2040 Fund	a	12,015,248
*	The Vanguard Group	Vanguard Total International Stock Index Fund: Inst'l Shr	a	11,689,867
*	The Vanguard Group	Vanguard Wellington Fund Admiral Shares	a	11,121,700
*	The Vanguard Group	Vanguard Cash Reserves Federal MM Fund Admiral Shares	a	10,745,014
*	The Vanguard Group	Vanguard Windsor II Fund Admiral Shares	a	10,122,637
*	The Vanguard Group	Vanguard Target Retirement 2050 Fund	a	9,340,928
*	The Vanguard Group	Vanguard U.S. Growth Fund Investor Shares	a	8,519,787
*	The Vanguard Group	Vanguard Target Retirement 2020 Fund	a	7,443,503
*	The Vanguard Group	Vanguard Target Retirement 2055 Fund	a	6,677,518
*	The Vanguard Group	Vanguard Mid-Cap Index Fund Investor Shares	a	5,939,888
*	The Vanguard Group	Vanguard Target Retirement Income	a	5,712,944
*	The Vanguard Group	Vanguard Small-Cap Index Fund Investor Shares	a	4,703,783
*	The Vanguard Group	Vanguard Wellesley Income Fund Investor Shares	a	4,669,505
*	The Vanguard Group	Vanguard International Growth Fund Investor Shares	a	4,178,031
*	The Vanguard Group	Vanguard Explorer Fund Investor Shares	a	3,592,111
*	The Vanguard Group	Vanguard Target Retirement 2060 Fund	a	3,292,320
	PIMCO	PIMCO Total Return Fund, Administrative Class	a	1,755,622
	Fidelity Investments	Fidelity Value Fund; Retail Class	a	1,582,243
*	The Vanguard Group	Vanguard Target Retirement 2065 Fund	a	869,934
*	Ecovyst Inc.	Ecovyst Stock Fund	a	323,303
*	The Vanguard Group	Vanguard Target Retirement 2070 Fund	a	32,098
*	Notes receivable from participants	Interest rates from 4.25% to 9.50%	—	3,413,165
	Total			$282,958,239

* - Indicates a party-in-interest to the Plan
a - The cost of participant directed investments is not required to be disclosed

See the accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ecovyst 401(k) Savings Plan

Date:	June 22, 2026	By:	/s/ Susan Olafson
Susan Olafson
Sr. Director, Total Rewards & HR Technology
(on behalf of the Plan Administrator)

EXHIBITS
The following exhibits are being filed as part of this Form 11-K:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm